SD 3/5/02

K9 3/5



02007332

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
WASH. D.C.

SEC FILE NUMBER
8- 50933

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Catalyst Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Street Suite 202
(No. and Street)

Ridgefield	CT	06877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bronson 203 894-9755
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

207 Hallock Road Suite 208, Stony Brook, NY 11790
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9 3/14

OATH OR AFFIRMATION

I, Steven N. Bronson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Catalyst Financial LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

EXP 8/3/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATALYST FINANCIAL LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

CATALYST FINANCIAL LLC
INDEX

DECEMBER 31, 2001


JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ▪ Stony Brook, NY 11790
516.689.0400 ▪ 516.689.0181 Fax

February 19, 2002

To the Board of Directors
Catalyst Financial LLC

We have audited the accompanying statements of financial condition of Catalyst Financial LLC as of December 31, 2001, and the related statements of operations, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Catalyst Financial LLC as of December 31, 2001, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Catalyst Financial LLC. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

CATALYST FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 24,018
Clearing Deposit	100,219
Marketable Securities Owned, At Market Value	773,686
Other Investments	3,258
Prepaid Expenses and Advances	81,452
	982,633
FIXED ASSETS	
Net of Accumulated Depreciation of $26,022	19,940
TOTAL ASSETS	$ 1,002,573

LIABILITIES AND MEMBERS' CAPITAL	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 14,376
Payable to Clearing Broker	85,153
	99,529
OTHER LIABILITIES	
Subordinated Loan Payable	1,000,000
MEMBERS' CAPITAL	<96,956>
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,002,573

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Investment Banking	$ 144,148
Trading Profits	359,617
Interest Income	1,898
Consulting Income	25,000
Private Placement Income	53,300
Other Income	25,045
TOTAL REVENUE	609,008
EXPENSES	
Employee Compensation and Benefits	162,178
Occupancy Costs	80,240
Travel & Entertainment Expenses	36,807
Interest Expense	68,781
Professional Fees	64,755
Quotes & Tickers	20,484
Regulatory Expenses	56,694
Other Operating Expenses	71,793
TOTAL EXPENSES	561,732
NET INCOME	47,276

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF CHANGES IN MEMBERS CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ <61,065>
Net Income	47,276
Members' Distributions	<83,167>

Balance, December 31, 2001	$ <96,956>
	==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net Income	$ 47,276
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	10,680
Changes in Operating Assets and Liabilities:	
Increase in Clearing Deposits	<100,219>
Decrease in Marketable Securities Owned	989.110
Decrease in Payable to Clearing Broker	<765,245>
Decrease in Accounts Payable and Accrued Expenses	<11,192>
Increase in Prepaid Expenses and Advances	<64,474>
NET CASH PROVIDED BY OPERATING ACTIVITIES	105,936
FINANCIAL ACTIVITIES	
Members' Distributions	<83,167>
NET INCREASE IN CASH	22,769
CASH AT BEGINNING OF PERIOD	1,249
CASH AT END OF PERIOD	$ 24,018

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001

SUBORDINATED LIABILITIES AT JANUARY 1, 2001	$ 1,000,000
CHANGES IN SUBORDINATED LIABILITIES	---
SUBORDINATED LIABILITIES AT DECEMBER 31, 2001	$ 1,000,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CATALYST FINANCIAL LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 -- GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Catalyst Financial LLC (Company) is registered as a broker and dealer is securities under the Securities Exchange Act of 1934.

The Company clears all if its transactions through one security clearing firm. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 1503-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

The following is a summary of significant accounting policies followed by the Company:

a. Securities Transactions

   Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

b. Depreciation and Amortization

   Fixed assets are stated at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets for both book and income tax purposes.

NOTE 2 -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, Uniform Net Capital Rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $672,616 which was $572,616 in excess of the amount required. The Company's net capital ratio was .014 to 1.

NOTE 3 -- SUBORDINATED LOAN

In November 1998, the Company borrowed $1,000,000 from its stockholder. The NASD has ruled that the Subordinated Loan Agreement is acceptable and is therefore includable in the computation of net capital. The loan is scheduled to be repaid in December 2002, unless it is necessary for the Company's continued compliance with minimum net capital requirements. The loan bears interest at six percent. Interest expense on this loan for the year ended Dec. 31, 2001 was $60,000.

NOTE 4 -- INCOME TAXES

The Company has elected to be taxed as a Limited Liability Corporation, in which income and loses flow through directly to the stockholder. Therefore, no provision for federal and state corporate taxes has been made.

NOTE 5—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION CREDIT RISK

As a securities broker, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agents or counterparts do not fulfill their obligations of the transaction.

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. Sale of securities not yet purchased represent an obligation of the company to deliver specified equity securities at a future date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation which is recorded in the balance sheet at its current market value. These financial instruments contain off-balance sheet risk where by changes in the future market value, as described above, may be in excess of amount recognized in the statement of financial condition.

CATALYST FINANCIAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL	
Total Ownership Equity	$ <96,956>
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	1,000,000
Other (Deductions) or Allowable Credits	5,000
Total Capital and Allowable Subordinated Liabilities	908,044
Deductions and /or Charges:	
Non-allowable Assets	<104,649>
Net Capital Before Haircuts on Securities Positions	803,395
Haircuts on Securities Positions	<130,779>
Net Capital	$ 672,616
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	19,376
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	100,000
Ratio: Aggregate Indebtedness to Net Capital	.014 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2001 Focus Part II A filing.


JPC

JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ▪ Stony Brook, NY 11790
516.689.0400 ▪ 516.689.0181 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
Catalyst Financial LLC

We have examined the financial statements of Catalyst Financial LLC for the year ended December 31, 2001 and have issued our report therein dated February 19, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Catalyst Financial LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John F Comparato